

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Terry Earley
Chief Financial Officer
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 800
Dallas, TX 75225

> **Re: Veritex Holdings, Inc.**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2023**
> **File No. 001-36682**

Dear Terry Earley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance